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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED APR 01 2002 WASH, D.C. 354 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CANTOR FITZGERALD & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1840 Century Park East
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson — (201) 352-2388
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 22 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, John G. Martinez, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cantor Fitzgerald & Co. for the year ended December 31, 2001 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as disclosed in Note 4 of the financial statements.



Signature Date

Controller
Title



Notary Public

DOROTHY TEMPESTA
Notary Public, State of New York
No. 01TE4830221
Qualified in Richmond County
Commission Expires December 31,20 05

CANTOR FITZGERALD & CO.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

Assets		
Cash		$ 2,189,895
Cash and securities segregated under federal and other regulations		45,478,569
Securities owned:		
Pledged as collateral	373,210	
Unencumbered	20,560,681	20,933,891
Securities purchased under agreements to resell		13,147,821
Securities borrowed		56,908,063
Receivables from brokers, dealers and clearing organizations		75,287,032
Receivables from customers		91,577,268
Fixed assets - net		3,436,470
Receivable from affiliates		45,572,596
Other		6,399,544
Total assets		$360,931,149
Liabilities and Partners' Capital		
Bank loans payable		$ 32,621,053
Securities sold, not yet purchased		4,290,544
Securities sold under agreements to repurchase		43,961,273
Securities loaned		147,259
Payables to brokers, dealers and clearing organizations		32,572,797
Payables to customers		52,153,233
Payable to affiliates		21,242,358
Accounts payable and accrued liabilities		20,968,305
Total liabilities		207,956,822
Partners' capital		152,974,327
Total liabilities and partners' capital		$360,931,149

See notes to financial statements.